                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934
      For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from      to
                                     ----    ----

                         Commission File Number 0-24268

                               -----------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             PALM HARBOR HOMES, INC.
                              EMPLOYEE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of principal executive offices:

                             PALM HARBOR HOMES, INC.
              15303 Dallas Parkway, Suite 800, Dallas, Texas 75248
         Issuer's telephone number, including area code: (972) 991-2422



                                   59-1036634
                      (IRS Employer Identification Number)

                 PALM HARBOR HOMES, INC. EMPLOYEE SAVINGS PLAN
                                    FORM 11-K
                              FOR THE PERIODS ENDED
                           December 31, 1997 AND 1996


                                                   TABLE OF CONTENTS


                                                                                                           Page
Report of Ernst & Young LLP, Independent Auditors........................................................... 1
Statements of Net Assets Available for Benefits............................................................. 3
Statements of Changes in Net Assets Available for Benefits................................................   6
Notes to Financial Statements............................................................................... 9
Supplemental Schedules:
       Schedule of Assets Held for Investment Purposes......................................................15
       Schedule of Reportable Transactions..................................................................16
Signature...................................................................................................17
Exhibit Index...............................................................................................18
Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors.............................................19

                Report of Ernst & Young LLP, Independent Auditors

Plan Administrator
Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan (the Plan) as of December 31, 1997 and 1996, and the statements of changes in net assets available for benefits for the year ended December 31, 1997, and for the nine-month period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and changes in its net assets available for benefits for the year ended December 31, 1997, and for the nine-month period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                              ERNST & YOUNG LLP

June 15, 1998
Dallas, Texas

                  Palm Harbor Homes, Inc. Employee Savings Plan

                 Statements of Net Assets Available for Benefits



                                   --------------------------------------------------------------------------------

                                          PALM
                                         HARBOR         PURITAN           GNMA          MAGELLAN
                                       STOCK FUND         FUND            FUND            FUND         CONTRAFUND
                                   --------------------------------------------------------------------------------

ASSETS
Investments, at fair value               $510,248        $70,902        $53,581        $4,868,169      $5,310,067
Participant loans receivable                   --             --             --                --              --
                                         --------        -------        -------        ----------      ----------
Total investments                         510,248         70,902         53,581         4,868,169       5,310,067

Receivables:
   Participants'
     contributions                         15,677          2,873          2,268            70,565          59,081
   Employer's contribution                  4,201            769            351            30,104          25,740
   Interest income                            160             --             --                --              --
                                         --------        -------        -------        ----------      ----------
                                           20,038          3,642          2,619           100,669          84,821
                                         --------        -------        -------        ----------      ----------
Total assets                              530,286         74,544         56,200         4,968,838       5,394,888

LIABILITIES
Contributions refundable                   16,158          1,287              7            48,851          71,138
Fee Payable                                    78             --             --                --              --
                                         --------        -------        -------        ----------      ----------
Net assets available for
   benefits                              $514,050        $73,257        $56,193        $4,919,987      $5,323,750
                                         ========        =======        =======        ==========      ==========

                            DECEMBER 31, 1997
                            -------------------------------------------------------------------------------------------
                                                                                   RETIREMENT
                               GROWTH AND                  ASSET    DIVERSIFIED    GOVERNMENT
                                 INCOME      VALUE        MANAGER  INTERNATIONAL     MONEY
                                  FUND        FUND         FUND        FUND       MARKET FUND   LOAN FUND     TOTAL
                            -------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value    $ 5,239,448  $   168,231  $ 2,251,906  $   110,048  $ 3,197,645  $        --  $21,780,245
Participant loans receivable           --           --           --           --           --      728,705      728,705
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total investments               5,239,448      168,231    2,251,906      110,048    3,197,645      728,705   22,508,950

Receivables:
   Participants'
     contributions                 70,040        4,516       27,796        3,650       59,506           --      315,972
   Employer's contribution         29,361          963       12,320          821       17,754           --      122,384
   Interest income                     --           --           --           --           --           --          160
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                   99,401        5,479       40,116        4,471       77,260           --      438,516
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total assets                    5,338,849      173,710    2,292,022      114,519    3,274,905      728,705   22,947,466

LIABILITIES
Contributions refundable           59,307        1,545       13,873          779        6,799           --      219,744
Fee Payable                            --           --           --           --           --           --           78
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net assets available for
   benefits                   $ 5,279,542  $   172,165  $ 2,278,149  $   113,740  $ 3,268,106  $   728,705  $22,727,644
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                                                                          DECEMBER 31, 1996
                             ------------------------------------------------------------------------------------------------------
                                                                                            RETIREMENT
                                                               GROWTH          ASSET        GOVERNMENT
                                MAGELLAN                     AND INCOME       MANAGER          MONEY
                                  FUND        CONTRAFUND        FUND           FUND         MARKET FUND   LOAN FUND       TOTAL
                             -------------------------------------------------------------------------------------------------------
ASSETS

Investments, at fair value    $ 2,699,199    $ 2,624,446    $ 2,569,748    $ 1,541,486    $ 2,384,100    $        --    $11,818,979
Participant loans receivable           --             --             --             --             --        404,504        404,504
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Total investments               2,699,199      2,624,446      2,569,748      1,541,486      2,384,100        404,504     12,223,483

Receivables:
   Participants'
     contributions                 47,335         33,516         31,915         21,048         40,263             --        174,077
   Employer's contribution             --             --             --             --             --             --             --
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                   47,335         33,516         31,915         21,048         40,263             --        174,077
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Total assets                    2,746,534      2,657,962      2,601,663      1,562,534      2,424,363        404,504     12,397,560

LIABILITIES
Contributions refundable           70,709         74,653         69,446         27,117         33,782             --        275,707
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for
    benefits                  $ 2,675,825    $ 2,583,309    $ 2,532,217    $ 1,535,417    $ 2,390,581    $   404,504    $12,121,853
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========


See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                        --------------------------------------------------------------------------------
                                                PALM
                                                HARBOR          PURITAN          GNMA          MAGELLAN
                                              STOCK FUND         FUND            FUND            FUND         CONTRAFUND
                                        --------------------------------------------------------------------------------
Net assets available for benefits at
   beginning of period                    $        --      $        --     $        --      $ 2,675,825      $ 2,583,309

Additions to net assets:
   Net appreciation (depreciation) in
     fair value of investments                 32,578              561             741          535,326          277,738
   Dividend and interest income                    --            4,044           1,655          280,005          490,764
   Interest on loans to participants              655              293              --           10,334            7,605
   Participants' contributions                124,903           21,477          18,261        1,051,877        1,051,082
   Employer contributions                      32,920            6,211           3,432          457,104          497,930
   Rollover contributions                       1,022               --             296          108,428           61,137
   Transfer from Newco Homes, L.P.
     Tax Savings Plan                          26,210            7,999             969          260,882        1,061,310
                                          -----------      -----------     -----------      -----------      -----------
                                              218,288           40,585          25,354        2,703,956        3,447,566

Deductions from net assets:
  Distributions to participants                14,097            1,351           1,081          374,311          293,147
  Miscellaneous                                    81               --              --            3,019              481
                                          -----------      -----------     -----------      -----------      -----------
                                               14,178            1,351           1,081          377,330          293,628

Other changes:
  Net increase (decrease) in loans to
     participants                                (724)             820          (1,395)         (58,864)         (17,151)
  Net interfund transfers                     310,664           33,203          33,315          (23,600)        (396,346)
                                          -----------      -----------     -----------      -----------      -----------
Net assets available for benefits at
   end of period                          $   514,050      $    73,257     $    56,193      $ 4,919,987      $ 5,323,750
                                          ===========      ===========     ===========      ===========      ===========

                    YEAR ENDED DECEMBER 31, 1997
                   ----------------------------------------------------------------------------------------------------------------
                                                                               RETIREMENT
                                         GROWTH                                GOVERNMENT
                                          AND                         ASSET    DIVERSIFIED       MONEY
                                         INCOME         VALUE        MANAGER   INTERNATIONAL    MARKET
                                          FUND          FUND           FUND       FUND           FUND       LOAN FUND      TOTAL
                   ----------------------------------------------------------------------------------------------------------------


Net assets available for benefits at
   beginning of period                $ 2,532,217   $        --   $ 1,535,417   $        --   $ 2,390,581   $   404,504  $12,121,853

Additions to net assets:
   Net appreciation (depreciation) in
     fair value of investments            734,568       (12,067)      187,867        (3,614)           --            --    1,753,698
   Dividend and interest income           215,197        22,005       190,651         4,282       151,905            --    1,360,508
   Interest on loans to participants        6,476           284         6,192            13        10,068            --       41,920
   Participants' contributions          1,052,792        34,867       424,603        34,860       810,775            --    4,625,497
   Employer contributions                 460,578        11,060       195,766        11,340        (8,643)           --    1,667,698
   Rollover contributions                 120,925            --         5,092           148         6,190            --      303,238
   Transfer from Newco Homes, L.P.
     Tax Savings Plan                     479,627        23,938        52,513        49,062       410,695            --    2,373,205
                                      -----------   -----------   -----------   -----------   -----------   -----------  -----------
                                        3,070,163        80,087     1,062,684        96,091     1,380,990            --   12,125,764

Deductions from net assets:
  Distributions to participants           221,813        12,473       133,317        13,430       344,320        55,545    1,464,885
  Miscellaneous                             2,250            --         3,994            --        45,263            --       55,088
                                      -----------   -----------   -----------   -----------   -----------   -----------  -----------
                                          224,063        12,473       137,311        13,430       389,583        55,545    1,519,973

Other changes:
  Net increase (decrease) in loans to
     participants                        (128,226)         (144)      (45,691)         (340)     (128,031)      379,746           --
  Net interfund transfers                  29,451       104,695      (136,950)       31,419        14,149            --           --
                                      -----------   -----------   -----------   -----------   -----------   -----------  -----------

Net assets available for benefits at
   end of period                      $ 5,279,542   $   172,165   $ 2,278,149   $   113,740   $ 3,268,106   $   728,705  $22,727,644
                                      ===========   ===========   ===========   ===========   ===========   ===========  ===========

See accompanying notes.

                  Palm Harbor Homes, Inc. Employee Savings Plan

                                                             NINE-MONTH PERIOD ENDED DECEMBER 31, 1996
                             ------------------------------------------------------------------------------------------------------
                                                                                            RETIREMENT
                                                                GROWTH                      GOVERNMENT
                                                                 AND            ASSET          MONEY
                                MAGELLAN                        INCOME         MANAGER        MARKET
                                  FUND         CONTRAFUND        FUND           FUND           FUND          LOAN FUND      TOTAL
                             --------------- --------------------------------------------------------------------------------------

Net assets available for
   benefits at beginning of
   period                      $ 1,890,418    $ 1,536,934     $ 1,482,069    $ 1,142,100    $ 1,912,714   $   315,512   $ 8,279,747

Additions to net assets:
   Net appreciation
     (depreciation) in fair
     value of investments          (93,349)       206,507         172,438         32,410             --            --       318,006
   Dividend and interest
     income                        309,256        101,387         101,521        106,071         81,793         20,281      720,309
   Participants' contributions     525,752        389,374         335,420        225,706        385,092             --    1,861,344
   Employer contributions          175,248        141,204         116,755         75,282         18,227             --      526,716
   Rollover contributions           79,428         77,208          53,965         13,076          7,723             --      231,400
   Transfers to the plan           172,140        184,504         149,099         11,973         25,338             --      543,054
                               -----------    -----------    ------------    -----------   ------------   ------------  -----------
                                 1,168,475      1,100,184         929,198        464,518        518,173         20,281    4,200,829

Deductions from net assets:
  Distributions to
     participants                   52,343         66,456         61,978          20,595         96,289         13,845      311,506
  Miscellaneous                     19,356         11,147         16,302           7,978         (7,566)            --       47,217
                               -----------    -----------    -----------     -----------   ------------   ------------  -----------
                                    71,699         77,603         78,280          28,573         88,723         13,845      358,723

Other changes:
  Net increase (decrease) in
     loans to participants         (15,277)        (1,956)       (21,035)        (27,538)      (37,031)       102,837            --
  Net interfund transfers         (296,092)        25,750        220,265         (15,090)       85,448        (20,281)           --
                               -----------    -----------    -----------     -----------   -----------    -----------   -----------
Net assets available for
   benefits at end of period   $ 2,675,825    $ 2,583,309    $ 2,532,217     $ 1,535,417   $ 2,390,581    $   404,504   $12,121,853
                               ===========    ===========    ===========     ===========   ===========    ===========   ===========


See accompanying notes

                  Palm Harbor Homes, Inc. Employee Savings Plan

                          Notes to Financial Statements

                                December 31, 1997



1. DESCRIPTION OF PLAN

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Palm Harbor Homes, Inc. (the Company) and an unrelated employer who have at least three consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 1, 1996, the Company amended the Plan in order to change the Plan's fiscal year from April 1 through March 31 to January 1 through December 31 and to designate certain entities as participating employers as defined in the Plan.

Effective January 1, 1997, the Company merged the Newco Homes, L.P. Tax Savings Plan into the Plan. In conjunction with the merger, the Company amended the Plan to decrease the service requirements for eligibility.

Effective April 1, 1997, the Company amended the Plan to change the Plan's definition of Predecessor Employer.

Effective January 1, 1998, the Company amended the Plan to change a participant's vested interest in his employer matching contributions and to allow for the merger of the participants of the Cedar Creek Pro Plan from Ken McGee Enterprises, Inc. to be merged with the Plan.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company contributed 50% of the first 6% of compensation that a participant contributes to the Plan.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Company's matching contributions and allocations of Plan earnings. Allocations of plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses and/or future Company contributions. During 1997, the Company funded many of its contributions using these forfeitures as evidenced by the negative employer contribution in the Retirement Government Money Market Fund which held the forfeited monies. At December 31, 1997 and 1996, $20,245 and $102,650, respectively, were available to be used for Plan expenses or future Company contributions.


VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. There is no vesting of Company contributions prior to five years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in any of five investment options.

         Magellan Fund - The Magellan Fund, which is a mutual fund, invests in a diversified portfolio of common stocks and securities convertible to common stock issued by companies of all sizes operating in the U.S. and/or abroad as well as foreign companies.

         Contrafund - The Contrafund, which is a mutual fund, invests primarily in common stocks and securities convertible to common stock.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

         Growth and Income Fund - The Growth and Income Fund, which is a mutual fund, invests in both foreign and domestic issuers of common stock, securities convertible to common stock, preferred stock, and fixed-income securities.

         Asset Manager Fund - The Asset Manager Fund, which is a mutual fund, invests in domestic and foreign equities, bonds, and short-term instruments.

         Retirement Government Money Market Fund - The Retirement Government Money Market Fund, which is a mutual fund, invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities and in repurchase agreements secured by these obligations. An investment in the portfolio is neither insured nor guaranteed by the U.S. Government.

         Palm Harbor Stock Fund - The Palm Harbor Stock Fund, which is a unitized stock fund, is comprised of the underlying company stock and a short-term cash component (usually 98% common stock and 2% money market).

         Puritan Fund - The Puritan Fund, which is a mutual fund, invests in common and preferred stocks, bonds, and other equity and fixed income securities.

         GNMA Fund - The GNMA Fund, which is a mutual fund, invests in Ginnie Maes, other U.S. Government securities, or various other instruments related to U.S. Government securities.

         Value Fund - The Value Fund, which is a mutual fund, invests primarily in stocks and convertible securities.

         Diversified International Fund - The Diversified International Fund, which is a mutual fund, invests in domestic equity securities along with foreign and domestic debt securities.

Participants may change their investment options daily.

                  Palm Harbor Homes, Inc. Employee Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from up to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (prime rate plus 1%) as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive annual installments over a period certain which does not extend beyond the life expectancy of the participant or his beneficiary. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant's account is $3,500 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death or termination of employment.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments in mutual funds are recorded at fair value as determined by quoted market prices in an active market. Investments in the unitized stock fund are recorded at fair value as determined by the combined market values of the underlying common stock and

                  Palm Harbor Homes, Inc. Employee Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

short-term cash position. The market value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange times the number of shares held in the fund.

ADMINISTRATIVE EXPENSES

Costs and expenses of administering the Plan are paid by the Company, unless paid by the Plan.

BASIS OF ACCOUNTING

The financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Investments are held by the Plan's trustee, Fidelity Management Trust Company. Individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                                           1997                  1996
                                                                  --------------------------------------------

Investments, at fair value:
Fidelity Magellan Fund                                                  $4,868,169            $2,699,199
Fidelity Contrafund                                                      5,310,067             2,624,446
Fidelity Growth and Income Fund                                          5,239,448             2,569,748
Fidelity Asset Manager Fund                                              2,251,906             1,541,486
Fidelity Retired Government Money Market Fund                            3,197,645             2,384,100

                  Palm Harbor Homes, Inc. Employee Savings Plan

4. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. CONTRIBUTIONS REFUNDABLE

Contributions refundable represent excess contributions refundable to certain participants in order to comply with certain nondiscrimination requirements.

6. ADMINISTRATION

The Plan is administered by the Company. Fidelity Management Trust Company serves as trustee and Fidelity Institutional Retirement Services Company serves as recordkeeper.

7. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become Year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

8. SUBSEQUENT EVENT

During June 1998, the Company is expected to approve an amendment, effective July 1, 1998, authorizing the merger of the following 401(k) plans into the
Plan: Countryside Mobile Homes, Inc. 401(k) Plan, Cannon Mobile Homes, Inc. 401(k) Plan, All Star Homes, Inc. 401(k) Plan, Cannon Manufacturing Housing Group 401(k) Plan, and Star Mobile Homes, Inc. 401(k) Plan, (collectively, the Merged Plans). This amendment will also make the Merged Plans' participants eligible for participation in the Plan.

                  Palm Harbor Homes, Inc. Employee Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997




                                                                   (c)
                                                        DESCRIPTION OF INVESTMENT
                           (b)                      INCLUDING MATURITY DATE, RATE OF
              IDENTITY OF ISSUE, BORROWER,            INTEREST, COLLATERAL, PAR, OR              (d)                  (e)
  (a)           LESSOR, OR SIMILAR PARTY                     MATURITY VALUE                      COST            CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------------

   *     Fidelity Management Trust Company:

                                                   Magellan Fund;
                                                     51,099 shares                            $  4,279,889       $  4,868,169

                                                   Contrafund; 113,877 shares                    4,829,194          5,310,067

                                                   Growth and Income Fund;
                                                     137,518 shares                              4,191,450          5,239,448

                                                   Asset Manager Fund;
                                                     122,720 shares                              2,020,913          2,251,906

                                                   Retirement Government Money
                                                     Market Fund; 3,197,646 shares               3,197,646          3,197,645

                                                   Palm Harbor Stock Fund;
                                                     33,847 shares                                 485,251            501,445

                                                   Palm Harbor Stock Fund (interest-
                                                     bearing cash); 8,803 shares                     8,803              8,803

                                                   Puritan Fund; 3,659 shares                       70,376             70,902

                                                   GNMA Fund; 4,920 shares                          53,010             53,581

                                                   Value Fund; 3,113 shares                        181,824            168,231

                                                   Diversified International Fund;
                                                     6,823 shares                                  114,466            110,048

     *   Participants                              Loans with interest rates from 7%
                                                   to 10%; various maturity dates
                                                   through 2002; secured by
                                                   participant vested accrued benefits                  --            728,705
                                                                                              ------------       ------------
                                                                                              $ 19,432,822       $ 22,508,950
                                                                                              ============       ============

*Denotes party-in-interest

                  Palm Harbor Homes, Inc. Employee Savings Plan

                 Line 27d - Schedule of Reportable Transactions






                                                                                                                          (f)
                                                                              (c)             (d)           (e)         EXPENSE
               (a)                                 (b)                     PURCHASE         SELLING        LEASE     INCURRED WITH
   IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET               PRICE           PRICE         RENTAL     TRANSACTION
----------------------------------------------------------------------------------------------------------------------------------


Category (iii) - Series of transactions in excess of 5% of Plan assets


Fidelity Mgmt. Trust Co.*            Magellan Fund                  $   2,428,794    $          --    $       --    $          --
                                                                               --          795,150            --               --

Fidelity Mgmt. Trust Co.*            Contrafund Fund                    3,380,456               --            --               --
                                                                               --          972,572            --               --

Fidelity Mgmt. Trust Co.*            Growth and Income Fund             2,605,846               --            --               --
                                                                               --          670,713            --               --

Fidelity Mgmt. Trust Co.*            Asset Manager Fund                   978,925               --            --               --
                                                                               --          456,371            --               --

Fidelity Mgmt. Trust Co.*            Retirement Government Money        1,803,966               --            --               --
                                     Market Fund                               --          990,420            --               --

                                                                                        (h)CURRENT
                                                                                          VALUE
                                                                           (g)          OF ASSET ON        (i)
               (a)                                 (b)                     COST        TRANSACTION      NET GAIN
   IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET           OF ASSET          DATE         OR (LOSS)
-------------------------------------------------------------------------------------------------------------------------


Category (iii) - Series of transactions in excess of 5% of Plan assets

Fidelity Mgmt. Trust Co.*            Magellan Fund                   $   2,428,794    $   2,428,794    $          --
                                                                           714,003          795,150           81,147

Fidelity Mgmt. Trust Co.*            Contrafund Fund                     3,380,456        3,380,456               --
                                                                           838,387          972,572          134,185

Fidelity Mgmt. Trust Co.*            Growth and Income Fund              2,605,846        2,605,846               --
                                                                           581,889          670,713           88,824

Fidelity Mgmt. Trust Co.*            Asset Manager Fund                    978,925          978,925               --
                                                                           416,313          456,371           40,058

Fidelity Mgmt. Trust Co.*            Retirement Government Money         1,803,966        1,803,966               --
                                     Market Fund                           990,420          990,420               --



There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1997.

*Denotes party-in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Palm Harbor Homes, Inc., the administrator of the Employees Savings Plan of Palm harbor Homes, Inc., has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PALM HARBOR HOMES, INC. EMPLOYEES SAVINGS PLAN


Date:  June 19, 1998
                                 PALM HARBOR HOMES, INC.




                                  /s/ Ralph Russell
                                 ----------------------------------------------
                                 Ralph Russell, Vice President - Administration

                                  EXHIBIT INDEX


EXHIBIT                                            SUBMISSION MEDIA

23.    Consent of Ernst & Young LLP,                 Electronic
       Independent Auditors,
       dated June 19, 1998